UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

June 17, 2008

Commission File Number 001-33725

Textainer Group Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Century House

16 Par-La-Ville Road

Hamilton HM HX

Bermuda

(441) 296-2500

(Address and telephone number, including area code, of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the minutes of the 2008 Annual General Meeting of Shareholders held on May 23, 2008.

Exhibit

1.	Minutes of the 2008 Annual General Meeting of Shareholders of Textainer Group Holdings Limited held on May 23, 2008

Exhibit 1

Textainer Group Holdings Limited

MINUTES OF

THE 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

On Friday, the 23rd day of May 2008, at 9:00 a.m. (local time), Textainer Group Holdings Limited, a Bermuda company (the “Company”) held its 2008 Annual General Meeting of Shareholders (the “2008 Annual Meeting”) at the Hamilton Princess Hotel, 76 Pitts Bay Road, Hamilton HM 11, Bermuda. Notice of the 2008 Annual Meeting was given to the Company’s shareholders (“Shareholders”) pursuant to a Notice of Annual General Meeting of Shareholders dated 22 April 2008, which, together with a related Proxy Statement and Proxy Card, was first mailed to Shareholders on 25 April 2008. As of 22 May 2008, there were 47,604,640 common shares, $0.01 par value per share (“Common Shares”), issued and outstanding. A total of 36,842,513 Common Shares were present in person or by proxy at the 2008 Annual Meeting, representing 77.39% of the total issued voting shares of the Company.

CHAIRMAN AND SECRETARY

Neil I. Jowell chaired the 2008 Annual Meeting and Ernest J. Furtado, participating by conference call, acted as secretary of the 2008 Annual Meeting.

CONFIRMATION OF NOTICE AND QUORUM

The Chairman confirmed that notice of the 2008 Annual Meeting had been given to all Shareholders and that a quorum was present.

THE MEETING

The Chairman then proposed for consideration of Shareholders the following resolutions, each of which was duly adopted as indicated below:

APPROVAL OF RE-ELECTION OF CLASS III DIRECTORS

WHEREAS, the Board of Directors has nominated each of the following individuals to stand for re-election, in each case, as a Class III director of the Company, at the 2008 Annual Meeting:

Neil I. Jowell

Cecil Jowell

David M. Nurek

Hendrik Roux van der Merwe

RESOLVED, that Neil I. Jowell be, and hereby is, re-elected as a Class III director of the Company;

For: 33,855,788 Common Shares, representing 91.89% of the Common Shares present in person or by proxy and voting thereon.

Against: 2,986,325 Common Shares, representing 8.11% of the Common Shares present in person or by proxy and voting thereon.

Abstain: 400 Common Shares, representing 0.00% of the Common Shares present in person or by proxy and voting thereon.

RESOLVED FURTHER, that Cecil Jowell be, and hereby is, re-elected as a Class III director of the Company;

For: 34,051,411 Common Shares, representing 92.43% of the Common Shares present in person or by proxy and voting thereon.

Against: 2,790,602 Common Shares, representing 7.57% of the Common Shares present in person or by proxy and voting thereon.

Abstain: 500 Common Shares, representing 0.00% of the Common Shares present in person or by proxy and voting thereon.

RESOLVED FURTHER, that David M. Nurek be, and hereby is, re-elected as a Class III director of the Company; and

For: 36,691,437 Common Shares, representing 99.59% of the Common Shares present in person or by proxy and voting thereon.

Against: 150,676 Common Shares, representing 0.41% of the Common Shares present in person or by proxy and voting thereon.

Abstain: 400 Common Shares, representing 0.00% of the Common Shares present in person or by proxy and voting thereon.

RESOLVED FURTHER, that Hendrik Roux van der Merwe be, and hereby is, re-elected as a Class III director of the Company.

For: 36,739,637 Common Shares, representing 99.72% of the Common Shares present in person or by proxy and voting thereon.

Against: 102,376 Common Shares, representing 0.28% of the Common Shares present in person or by proxy and voting thereon.

Abstain: 500 Common Shares, representing 0.00% of the Common Shares present in person or by proxy and voting thereon.

APPROVAL OF ANNUAL AUDITED FINANCIAL STATEMENTS FOR THE FISCAL

YEAR ENDED 31 DECEMBER 2007

WHEREAS, the Board of Directors has approved the annual audited financial statements of the Company for the fiscal year ended 31 December 2007, a copy of which is included in the Company’s 2007 Annual Report and laid before the 2008 Annual Meeting (the “2007 Financial Statements”).

RESOLVED, that the 2007 Financial Statements, as included in the Company’s 2007 Annual Report be and they hereby are approved.

For: 36,731,953 Common Shares, representing 99.70% of the Common Shares present in person or by proxy and voting thereon.

Against: 1,576 Common Shares, representing 0.00% of the Common Shares present in person or by proxy and voting thereon.

Abstain: 108,984 Common Shares, representing 0.30% of the Common Shares present in person or by proxy and voting thereon.

APPROVAL OF RE-APPOINTMENT OF KPMG LLP AS INDEPENDENT AUDITORS

(INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM) FOR THE FISCAL

YEAR ENDING 31 DECEMBER 2008 AND AUTHORIZATION FOR THE BOARD OF

DIRECTORS TO FIX THEIR REMUNERATION

WHEREAS, the Board of Directors has ratified the approval of the Audit Committee of the Board of Directors (the “Audit Committee”) of the re-appointment of KPMG LLP to act as the Company’s independent auditors (independent registered public accounting firm) for the fiscal year ending 31 December 2008.

RESOLVED, that the re-appointment of KPMG LLP to act as the Company’s independent auditors (independent registered public accounting firm) for the fiscal year ending 31 December 2008 and the authorization for the Board of Directors through the Audit Committee to fix their remuneration be and they hereby are approved.

For: 36,819,868 Common Shares, representing 99.93% of the Common Shares present in person or by proxy and voting thereon.

Against: 9,252 Common Shares, representing 0.03% of the Common Shares present in person or by proxy and voting thereon.

Abstain: 13,393 Common Shares, representing 0.04% of the Common Shares present in person or by proxy and voting thereon.

CLOSE OF MEETING

There being no further business, the 2008 Annual Meeting then concluded.

Minutes prepared by:	Confirmed by:

/s/ Ernest J. Furtado	/s/ Neil I. Jowell
Ernest J. Furtado	Neil I. Jowell
Secretary of the Meeting	Chairman of the Meeting
Date: June 13, 2008	Date: June 13, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2008

Textainer Group Holdings Limited

/s/ John A. Maccarone
John A. Maccarone
Chief Executive Officer